UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Cypress Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232674507
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER 3,067,500
	9	SOLE DISPOSITIVE POWER -0 -
	10	SHARED DISPOSITIVE POWER 3,067,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,067,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER 134,951
	9	SOLE DISPOSITIVE POWER -0 -
	10	SHARED DISPOSITIVE POWER 134,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,549
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 610,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 610,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,549
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS V&O ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 747,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 747,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,067,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,067,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,067,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER -0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,815,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0 -
	8	SHARED VOTING POWER 3,815,000
	9	SOLE DISPOSITIVE POWER -0 -
	10	SHARED DISPOSITIVE POWER 3,815,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 232674507

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.  By virtue of the Amended LLC Agreement, defined and described in Item 6 below, the Reporting Persons may be deemed to be a “group” with Royalty Pharma US Partners 2008, LP, Royalty Pharma US Partners, LP and RP Investment Corp. (collectively, the “RP Group”) for purposes of the Securities Exchange Act of 1934, as amended.  Members of the RP Group and certain of their affiliates will be filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2).

Item 2.	Identity and Background.

Items 2(a)-(c) and (f) are hereby amended to add the following:

Jeffrey C. Smith is hereby added as a Reporting Person to the Schedule 13D.  Mr. Smith is a Partner Managing Director of Ramius and the Chief Investment Officer of Value and Opportunity Master Fund and serves as a Manager of V&O Acquisition.  Mr. Smith’s principal business address is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Mr. Smith is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 14, 2010, V&O Acquisition, Value and Opportunity Advisors and the RP Group (Value and Opportunity Advisors and the RP Group, collectively, “Parent”) entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, V&O Acquisition will amend its existing Tender Offer for the Issuer to acquire all of the outstanding Shares of the Issuer not already owned by V&O Acquisition, or its affiliates, for an increased price of $6.50 per Share in cash.  V&O Acquisition and Parent intend, promptly following the successful completion of the Tender Offer, to consummate a second-step merger with the Issuer in which all outstanding Shares that are not purchased in the offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Tender Offer (the “Proposed Merger”).  Following the consummation of the Proposed Merger, V&O Acquisition and Parent intend to transfer to Royalty Pharma Finance Trust (“RPFT”) all of the Issuer’s royalty interest (the “Royalty”) (which shall include all milestone and other payments) in worldwide net sales of Savella pursuant to the License and Collaboration Agreement by and between the Issuer and Forest Laboratories Ireland Limited dated January 9, 2004.  After the transfer of the Royalty to RPFT, V&O Acquisition and Parent intend to liquidate the remaining assets of the Issuer.

In addition, pursuant to Section 1.03 of the Merger Agreement, Parent shall be entitled to designate the number of directors (rounded up to the next whole number) representing the proportion of the Board equal to the percentage of outstanding Shares owned by Parent and its affiliates (including Shares accepted for payment under the Tender Offer).  The Issuer shall use its reasonable best efforts to cause Parent’s director designees to be elected or appointed to the Board.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

CUSIP NO. 232674507

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,588,190 Shares outstanding, as of November 5, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2010.

Pursuant to the terms of the Amended LLC Agreement defined and described in Item 6 below, Ramius shares voting and dispositive power over the Shares beneficially owned by V&O Acquisition with the RP Group.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on December 17, 2010, Value and Opportunity Master Fund beneficially owned 3,067,500 Shares.

Percentage: Approximately 8.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,067,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,067,500

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares during the past 60 days.

B.	Navigation Master Fund

(a)	As of the close of business on December 17, 2010, Navigation Master Fund beneficially owned 2,549 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,549
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,549

(c)	Navigation Master Fund has not entered into any transactions in the Shares during the past 60 days.

C.	ROIL

(a)	As of the close of business on December 17, 2010, ROIL beneficially owned 134,951 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 134,951
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 134,951

CUSIP NO. 232674507

(c)	ROIL has not entered into any transactions in the Shares during the past 60 days.

D.	COIL

(a)	As of the close of business on December 17, 2010, COIL beneficially owned 610,000 Shares.

Percentage: Approximately 1.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 610,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 610,000

(c)	COIL has not entered into any transactions in the Shares during the past 60 days.

E.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 2,549 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,549
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,549

(c)	Enterprise Master Fund has not entered into any transactions in the Shares during the past 60 days.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 2,549 Shares owned by Navigation Master Fund, (ii) 134,951 Shares owned by ROIL and (iii) 610,000 Shares owned by COIL.

Percentage: Approximately 1.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 747,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 747,500

(c)	Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.

G.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 3,067,500 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 8.0%.

CUSIP NO. 232674507

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,067,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,067,500

(c)	RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.

H.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	Ramius has not entered into any transactions in the Shares during the past 60 days.

I.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	Cowen has not entered into any transactions in the Shares during the past 60 days.

J.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

CUSIP NO. 232674507

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	RCG Holdings has not entered into any transactions in the Shares during the past 60 days.

K.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	C4S has not entered into any transactions in the Shares during the past 60 days.

L.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.

M.	V&O Acquisition

(a)
V&O Acquisition may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

CUSIP NO. 232674507

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	V&O Acquisition has not entered into any transactions in the Shares during the past 60 days.

N.	Mr. Smith

(a)
Mr. Smith, in his capacity as a member of the Board of Managers of V&O Acquisition, may be deemed the beneficial owner of the (i) 3,067,500 Shares owned by Value and Opportunity Master Fund, (ii) 2,549 Shares owned by Navigation Master Fund, (iii) 134,951 Shares owned by ROIL and (iv) 610,000 Shares owned by COIL.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,815,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,815,000

(c)	Mr. Smith has not entered into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 14, 2010, V&O Acquisition, Value and Opportunity Advisors, the RP Group and the Issuer entered into a Merger Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On December 14, 2010, Value and Opportunity Advisors and the RP Group entered into an Amended and Restated Limited Liability Company Agreement of V&O Acquisition (the “Amended LLC Agreement”).  Under the Amended LLC Agreement, among other things, after consummation of the Proposed Merger, an amount equal to the number of Shares contributed by Value and Opportunity Advisors to V&O Acquisition multiplied by fifty percent (50%) of the amount by which the per share purchase price paid by V&O Acquisition in the Tender Offer exceeds $5.00 (up to a maximum of $0.25) shall be included in the available cash to be distributed to Value and Opportunity Advisors and the RP Group pursuant to the terms of the Amended LLC Agreement.

On December 20, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 232674507

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Merger Agreement, dated as of December 14, 2010, by and among Ramius V&O Acquisition LLC, Value and Opportunity Advisors LLC, Royalty Pharma US Partners 2008, LP, Royalty Pharma US Partners, LP, RP Investment Corp. and Cypress Bioscience, Inc.

99.2
Joint Filing Agreement by and among Ramius V&O Acquisition LLC, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated December 20, 2010.

CUSIP NO. 232674507

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Jeffrey C. Smith
JEFFREY C. SMITH